

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 17, 2016

Nar Ramkissoon
Chief Executive Officer
Nitro Holdings, Inc.
425 Huehl Rd., Suite 4B
Northbrook, IL 60062

   Re: **Nitro Holdings, Inc.**
     Offering Statement on Form 1-A
     Filed October 26, 2016
     File No. 024-10628

Dear Mr. Ramkissoon:

  We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

<u>Index to Exhibits</u>

1. We note that you have indicated that an opinion of counsel regarding the legality of the securities covered by your offering statement was included as part of the offering statement. It appears that no such opinion of counsel has been filed. Please file as an exhibit to the offering statement an opinion of counsel as required by Item 17 of Form 1-A.

  We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications